FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date      March 13, 2001             By  /s/ Nick DeMare
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

This is the form required under section 139 of the SECURITIES RULES and, if applicable, by an order issued under section 76 of the SECURITIES ACT.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION

Report of a  distribution  of a security  under section 74(2) (1) to (5), (8) to
(10), 11(i), (14),  (16)(i),  (18), (19), or (23) to (26) of the SECURITIES ACT,
R.S.B.C.  1996,  c.418,  or  section  128(a),  (b),  (c)  or  (e)  to (h) of the
SECURITIES RULES, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the SECURITIES ACT.

1. Name, address and telephone number of the issuer of the security distributed.

         HILTON PETROLEUM LTD.
         -----------------------------------------------------------------------
         Name of issuer

         1305 - 1090 West Georgia Street, Vancouver, BC V6E 3V7
         -----------------------------------------------------------------------
         Address

         (604) 685-9316
         -----------------------------------------------------------------------
         Telephone Number

2.       State whether the issuer is or is not an exchange issuer.

         The Issuer is an exchange issuer.
         -----------------------------------------------------------------------

3.       Describe the type of security and the aggregate number distributed.

         Incentive stock options to purchase 690,000 common shares at a price of
         -----------------------------------------------------------------------
         $2.68 per share until March 2, 2004.
         -----------------------------------------------------------------------

4.       Date of the distribution(s) of the security.

         March 5, 2001, being  the date regulatory  approval was received by the
         -----------------------------------------------------------------------
         Company.
         -----------------------------------------------------------------------

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

         Section 74(2)(9) of the Securities Act (British Columbia)
         -----------------------------------------------------------------------

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

--------------------------------------------------------------------------------
FORM 20 REPORT                                                            Page 1


H:\Arabella\HTTP\Form 20 Reports\01-03-12_SO 690,000@2.68(BC).wpd

================================================================================================================
                                                                                       SECTION OF ACT/RULES,
                                                           EXERCISE                    AND IF APPLICABLE,
                                       NUMBER             PRICE PER      TOTAL         DATE OF DISCRETIONARY
FULL NAME AND RESIDENTIAL           OF SECURITIES           SHARE       PURCHASE       ORDER OR BLANKET
ADDRESS OF PURCHASER                  PURCHASED                          PRICE         ORDER NUMBER
----------------------------------------------------------------------------------------------------------------

Ian Padden                        Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
3937 Alken Street, Suite A        50,000 common                       of incentive     Securities Act
Bakersfield, CA   93308           shares until                        stock options    (British Columbia)
                                  March 02/04
----------------------------------------------------------------------------------------------------------------
Betty Moody                       Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
17144 64th Avenue                 20,000 common                       of incentive     Securities Act
Cloverdale, BC                    shares until                        stock options    (British Columbia)
V3S 1Y4                           March 02/04
----------------------------------------------------------------------------------------------------------------
Des O'Kell                        Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
#9, 44 St. Thomas Street          100,000 common                      of incentive     Securities Act
St. Albert, AB                    shares until                        stock options    (British Columbia)
T8N 6N8                           March 02/04
----------------------------------------------------------------------------------------------------------------
David Castaneda                   Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
10675 Deerfield Rd.               70,000 common                       of incentive     Securities Act
Franktown, CO                     shares until                        stock options    (British Columbia)
80116-0128                        March 02/04
----------------------------------------------------------------------------------------------------------------
Donald W. Busby                   Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
15910 Tradition Ct.               300,000 common                      of incentive     Securities Act
Bakersfield, CA                   shares until                        stock options    (British Columbia)
93312                             March 02/04
----------------------------------------------------------------------------------------------------------------
Nick DeMare                       Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
4338 Frances Street               120,000 common                      of incentive     Securities Act
Burnaby, BC                       shares until                        stock options    (British Columbia)
V5C 2R3                           March 02/04
----------------------------------------------------------------------------------------------------------------
William Lee                       Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
4754 Westley Drive                15,000 common                       of incentive     Securities Act
Delta, BC                         shares until                        stock options    (British Columbia)
V4M 1W8                           March 02/04
----------------------------------------------------------------------------------------------------------------
Neil Darling                      Option to purchase        $2.68     Nil, grant       Sec. 74(2)(9) of the
3415 6th Street S.W.              15,000 common                       of incentive     Securities Act
Calgary, AB                       shares until                        stock options    (British Columbia)
T2S 2M5                           March 02/04
================================================================================================================

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

          Not applicable.
         -----------------------------------------------------------------------


--------------------------------------------------------------------------------
FORM 20 REPORT                                                            Page 2


H:\Arabella\HTTP\Form 20 Reports\01-03-12_SO 690,000@2.68(BC).wpd

7. State the total dollar value of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

         Nil, grant of stock options.
         -----------------------------------------------------------------------

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

         Not applicable.
         -----------------------------------------------------------------------

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

         Not applicable.
         -----------------------------------------------------------------------

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

         Not applicable.
         -----------------------------------------------------------------------

(b) the total dollar value of all securities of the issuer distributed under the section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

         Not applicable.
         -----------------------------------------------------------------------

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 12th day of March, 2001.

                                 HILTON PETROLEUM LTD.
                                 -----------------------------------------------
                                 Name of Issuer

                                 /s/ Nick DeMare
                                 -----------------------------------------------
                                 Signature of authorized signatory

                                 Nick DeMare, Director
                                 -----------------------------------------------
                                 Name and office of authorized signatory


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

--------------------------------------------------------------------------------
FORM 20 REPORT                                                            Page 3


H:\Arabella\HTTP\Form 20 Reports\01-03-12_SO 690,000@2.68(BC).wpd